Bank of America

PLEDGE AGREEMENT

1. GRANT OF SECURITY INTEREST. The undersigned Kanders SAF, LLC, a Delaware limited liability company ("Pledgor") hereby irrevocably and unconditionally grants a security interest in, a lien upon and the right of set-off against, and assigns and transfers to Bank of America, N.A. and its successors and assigns (collectively, "Bank") all property referred to in Exhibit A attached hereto and incorporated herein, as hereafter amended or supplemented from time to time (the "Collateral"). The parties hereto expressly agree that all rights, assets and property at any time held in or credited to any securities account constituting Collateral shall be treated as financial assets as defined in the Uniform Commercial Code as in e ffect in any applicable state (the "UCC").

2. INDEBTEDNESS.

(a) The Collateral secures and will secure all Indebtedness of Pledgor to Bank. Each person or entity obligated under any Indebtedness is sometimes referred to in this Agreement as a "Debtor."

(b) "Indebtedness" means:

(i) all debts, obligations or liabilities, of every kind or character of Debtor or any one or more of them to Bank, now or hereafter existing or incurred, whether absolute or contingent, primary or secondary, secured or unsecured, joint or several, voluntary or involuntary, due or not due, or incurred directly or indirectly or acquired by Bank by assignment or otherwise; including interest accruing after commencement of any insolvency, reorganization or like proceeding relating to any Debtor, whether or not allowed in such proceeding and further including all debt, obligations or liabilities arising under or incurred in connection with any and all letters of credit issued by Bank for the account of any Debtor or at the request of any Debtor and any reimbursement, indemnity or similar agreements given by any Debtor to Bank in connection therewith, arising under that certain Loan Agreement, dated as of March 11, 2010, as amended, between Kanders Florida Holdings, Inc. ("Borrower") and Bank (the "Loan Agreement") and all other instruments, documents and agreements of every kind and nature now or hereafter executed in connection with the Loan Agreement (including all renewals, increases, extensions, restatements and replacements thereof and amendments and modifications of any of the foregoing);

(ii) all debts, obligations or liabilities arising pursuant to any agreement between Pledgor and/or Borrower and Bank or any affiliate of Bank now existing or hereafter entered into, which provides for an interest rate, credit, commodity or equity swap, cap, floor, collar, forward foreign exchange transaction, currency swap, cross currency rate swap, currency option, securities puts, calls, collars, options or forwards or any combination of, or option with respect to, these or similar transactions (each a "Hedge Transaction") other than Excluded Hedge Obligations.

"Excluded Hedge Obligations" shall mean any obligations arising under any Hedge Transaction to which Pledgor is not party if, and to the extent that, the grant by such Pledgor of a security interest in the Collateral to Bank to secure such obligations under such Hedge Transaction would violate the Commodity Exchange Act by virtue of such Pledgor's failure to constitute an "eligible contract participant" as defined in the Commodity Exchange Act as of the date required thereunder with respect to such security interest. "Commodity Exchange Act" means 7 U.S.C. Section 1 *et seq.*, as amended from time to time, any successor statute, and any rules, regulations and orders applicable thereto;

(iii) all obligations and liabilities of Pledgor to Bank hereunder, and

(iv) all costs, attorneys' fees and expenses incurred by Bank in connection with the collection or enforcement of any of the above.

(c) Unless otherwise agreed in writing, "Indebtedness" shall not include any debts, obligations or liabilities which are or may hereafter be "consumer credit" subject to the disclosure requirements of the Federal Truth in Lending law or any regulation promulgated thereunder.

3. [RESERVED]

4. PLEDGOR'S COVENANTS, REPRESENTATIONS AND WARRANTIES. Pledgor covenants, represents and warrants that unless compliance is waived by Bank in writing:

(a) Pledgor is the legal and beneficial owner of all the Collateral free and clear of any and all liens, encumbrances, or interests of any third parties other than the security interest of Bank and the restrictions set forth in the Lock-Up Agreement, dated November 3, 2021, from Warren B. Kanders to Cadre Holdings, Inc., Stifel, Nicolaus & Company, Incorprtaed, Raymond James & Associates, Inc. and B. Riley Securities, Inc. (such restrictions being the "Lock-Up"), and will keep the Collateral free of all liens, claims, security interests and encumbrances of any kind or nature, whether voluntary or involuntary, except the security interest of Bank and the Lock-Up.

(b) Pledgor shall, at Pledgor's expense, take all actions necessary or advisable from time to time to maintain the first priority and perfection of the security interest of Bank in the Collateral and shall not take any actions that would alter, impair or eliminate said priority or perfection.

(c) Pledgor agrees to pay prior to delinquency all taxes, charges, liens and assessments against the Collateral, and upon the failure of Pledgor to do so, Bank at its option may pay any of them and shall be the sole judge of the legality or validity thereof and the amount necessary to discharge the same.

(d) If any of the Collateral is margin stock as defined in Regulation U promulgated by the Board of Governors of the Federal Reserve System of the United States ("FRB"), Pledgor will provide Bank a properly executed Form U-1 Purpose Statement. Bank and Pledgor will comply with the requirements and restrictions imposed by Regulation U.

(e) Pledgor's exact legal name is correctly set forth on the signature page hereof. Pledgor will notify Bank in writing at least 30 days prior to any change in Pledgor's name or identity.

(f) Pledgor's principal office is and has been for the four month period preceding the date hereof in the state specified on the signature page hereof. Pledgor shall give Bank at least thirty (30) days notice before changing the location of its principal office.

5. REPRESENTATIONS, WARRANTIES AND COVENANTS REGARDING EQUITY SECURITIES COLLATERAL. Pledgor hereby represents, warrants and covenants the following with respect to any equity securities comprising any or all of the Collateral (the "Equity Securities") and covenants and agrees to promptly notify Bank in writing in the event that any of the foregoing representations and warranties is no longer true and correct:

(a) The Equity Securities have been duly authorized and validly issued and are fully paid and non-assessable.

(b) Pledgor is familiar with Rule 144 of the General Rules and Regulations under the Securities Act of 1933 (as amended from time to time, "Rule 144") promulgated by the Securities and Exchange Commission (the "S.E.C.") and Rule 145 of said General Rules and Regulations (as amended from time to time, "Rule 145").

(c) No issuer of the Equity Securities is, or has been, a shell issuer as described in Rule 144(i)(1), or if it was such a shell issuer, Rule 144(a)(i)(2) is applicable to the Equity Securities.

(d) The Equity Securities listed on Exhibit B hereto as it may be modified and substituted from time to time (the "Rule 144/145 Securities") are or may be deemed restricted or control securities (as indicated on Exhibit B) for purposes of Rule 144 and Rule 145. Pledgor understands that in order for Bank to extend Indebtedness to Debtor or any one or more of them which is collateralized by the Rule 144/145 Securities, Bank must be able to sell the Rule 144/145 Securities pursuant to Rule 144, which requires that certain conditions must be met.

(e) The Rule 144/145 Securities constitute the only securities pledged by Pledgor to Bank as Collateral under this Agreement which are or will be subject to any statutory, regulatory or contractual restrictions on transfer.

(f) Pledgor has held such Rule 144/145 Securities and borne the full economic risk thereof from or prior to the date(s) indicated on Exhibit B which, unless otherwise indicated on Exhibit B and agreed to by Bank, shall be a period of at least six months as computed in accordance with paragraph (d) of Rule 144.

(g) Pledgor further represents, warrants and covenants with Bank that all of the information set forth on Exhibit B with respect to the Rule 144/145 Securities, or otherwise provided in writing by Pledgor to Bank with respect thereto, including without limitation, any questionnaires submitted by Pledgor with respect to the Rule 144/145 Securities, is true and correct in all material respects and Pledgor has not omitted to state any material fact necessary to make such information provided not misleading. Pledgor agrees to immediately notify Bank in writing of any material change in any of the factual information set forth on Exhibit B with respect to the Rule 144/145 Securities and to provide an updated Exhibit B upon pledge of any additional Collateral to Bank which is subject to any statutory, regulatory or contractual restriction on transfer, or as otherwise reasonably requested by Bank. Pledgor will not deposit additional securities subject to restrictions under Rule 144/145 or otherwise into the Account without Bank's consent. Pledgor further acknowledges and agrees that to the extent that any change in the factual information regarding the Rule 144/145 Securities is deemed by Bank to materially affect Bank's ability to sell such Collateral in a timely manner, Bank may require Pledgor to provide substitute Collateral acceptable to Bank in its sole discretion and that the failure of Pledgor to do so in timely manner shall constitute an Event of Default under this Agreement. Whether or not an updated Exhibit B has been provided, the parties agree that Exhibit B shall be automatically adjusted to account for any stock splits, stock dividends, recapitalizations, reorganizations or other similar transactions involving the Rule 144/145 Securities.

(h) Except as disclosed on Exhibit B, (i) neither Pledgor nor any person, party or entity with whom Pledgor is required to aggregate sales (other than sales made pursuant to an effective registration statement under the Securities Act of 1933, as amended) of the Rule 144/145 Securities pursuant to Rule 144 (each an "Aggregated Person") has sold any securities of the same class of securities as the Rule 144/145 Securities, or has sold any securities which are convertible into such securities, or has sold any options, puts or calls for such securities within the preceding three months and (ii) neither Pledgor nor any Aggregated Person has any sale order open (other than sales made pursuant to an effective registration statement under the Securities Act of 1933, as amended) with any broker to sell securities of the same class of securities as the Rule 144/145 Securities or to sell convertible securities which are convertible into such securities, or to sell options, puts or calls for such securities.

(i) For so long as Pledgor is deemed to be an affiliate of an issuer of any Rule 144/145 Securities and until the Indebtedness has been paid in full and Bank has no commitment to extend any credit secured by the Equity Securities constituting Rule 144/145 Securities, Pledgor will not (and will use Pledgor's best efforts to cause any other Aggregated Persons not to) (i) sell, transfer or otherwise dispose of any of the Rule 144/145 Securities, any securities of the same class or convertible into the same class of securities as the Rule 144/145 Securities, or any options, puts or calls relating to such securities, whether or not such securities are pledged hereunder or (ii) pledge to any person other than Bank, as security for any obligation,

any of the Rule 144/145 Securities, any securities of the same class or convertible into the same class as the Rule 144/145 Securities, or any options, puts or calls relating to such securities, in each case without the express written consent of Bank in advance. In the event of any such sale consented to by Bank, Pledgor will furnish Bank with a copy of any Form 144 required to be filed in respect of such sale and any such other documentation that Bank may reasonably request, including the execution of an updated Exhibit B. Pledgor shall immediately notify Bank in writing of any action in violation of this clause (i).

(j) Pledgor will cooperate fully with Bank with respect to any sale or liquidation by Bank of any of the Rule 144/145 Securities, including full and complete compliance with all requirements of Rule 144 and/or Rule 145, and will give to Bank all information and will do all things necessary, including the execution of all documents, forms, instruments and other items, to comply with Rule 144 and/or Rule 145 for the complete and unrestricted sale and/or transfer of the Rule 144/145 Securities and will exercise its best efforts to have the issuer of any Rule 144/145 Securities, upon the request of Bank, take all such action as may be required to satisfy the public information requirements of Rule 144(c). Pledgor agrees that Bank or its affiliates may file any required Rule 144 forms in the name of Pledgor, Bank or any such affiliate as Bank deems appropriate.

(k) Pledgor will not vote in favor of (i) any amendment to the articles of incorporation or charter of any issuer of the Rule 144/145 Securities or any shareholders agreement or similar agreement that may materially adversely affect the value of the Rule 144/145 Securities or (ii) the merger or consolidation of any issuer of the Rule 144/145 Securities with or into any corporation or other person, without the prior written consent of Bank. Nothing in this subsection (k) shall restrict Pledgor's ability to exercise in good faith Pledgor's fiduciary or other similar legal obligations as an officer or director of any issuer of the Collateral; provided, that, unless restricted by law or agreement, Pledgor shall promptly notify Bank of any vote made by Pledgor in the exercise of such obligation which is in contravention of this subsection (k).

(l) Pledgor will use its commercially reasonable efforts, upon Bank's written request, to cause any issuer of the Rule 144/145 Securities to obtain and publish all information necessary to satisfy Rule 144 and/or Rule 145 in the event any issuer of the Rule 144/145 Securities is not current in its filings under the Securities Exchange Act of 1934 at the time of a foreclosure sale or other liquidation by Bank.

(m) In the event any issuer of the Rule 144/145 Securities defaults in its reporting obligations under the Securities Exchange Act of 1934, Pledgor, upon request of Bank, will substitute, or cause to be substituted, new Collateral satisfactory to Bank in its discretion for such Rule 144/145 Securities.

(n) In addition to Rules 144 and 145, Pledgor is also familiar with the other securities laws and regulations affecting Pledgor's ownership, pledge and the potential sale or liquidation of the Rule 144/145 Securities, including without limitation, the provisions of Section 16 of the 1934 Act and Rule 10b-5 promulgated pursuant to the 1934 Act, and has made Pledgor's own determination if any such securities laws or regulations are applicable to Pledgor. If applicable, Pledgor understands and acknowledges that Pledgor may incur monetary liability to the issuer of certain of the Rule 144/145 Securities under Section 16 of the 1934 Act, in connection with a sale of the Rule 144/145 Securities, whether initiated by Pledgor or by Bank and may incur other liabilities and penalties under other securities laws in such event. Pledgor acknowledges that Pledgor is strictly responsible for any such liability and agrees to indemnify, defend and hold harmless Bank and its affiliates and its and their representatives from and against any and all losses, costs, liabilities, damages or expenses arising out of or relating to a purchase or sale of any of the Rule 144/145 Securities under this Agreement, including, without limitation, liability of Pledgor for sales subject to Section 16 of the 1934 Act or any other securities laws. Pledgor's obligations under this paragraph (n) shall survive termination of this Agreement.

(o) Pledgor has not disclosed and will not disclose any material, non-public information concerning the issuer of the Rule 144/145 Securities to (i) Bank or its representatives or (ii) Bank's affiliates or their representatives to the extent such affiliates or their representatives are involved with the evaluating, effectuating and administration of the Collateral.

(p) Pledgor hereby authorizes Bank to contact any issuer of the Rule 144/145 Securities to obtain confirmation of any information set forth or referenced in this Agreement or to obtain any additional information regarding the Rule 144/145 Securities or matters relating to Bank's rights with respect thereto.

(q) Other than with respect to the Rule 144/145 Securities;

(1) There are no restrictions on the pledge of the Equity Securities by Pledgor to Bank nor on the sale of the Equity Securities by Pledgor or Bank (whether pursuant to securities laws or regulations or any shareholder, lock-up or other similar agreement or insider trading rules of the issuer).

(2) Pledgor is not an "affiliate" of the issuer of any of the Equity Securities, as such term is defined in Rule 144.

(3) The Equity Securities are freely and fully marketable by Pledgor or Bank as pledgee, without regard to any holding period, manner of sale, volume limitation, public information or notice requirement.

6. BANK APPOINTED ATTORNEY IN FACT. Pledgor authorizes and irrevocably appoints Bank as Pledgor's true and lawful attorney-in-fact with full power of substitution to take any action and execute or otherwise authenticate any record or other documentation that Bank considers necessary or advisable to accomplish the purposes of this Agreement, including but not limited to, the following actions: (a) to endorse, receive, accept and collect all checks, drafts, other payment orders and instruments representing or included in the Collateral or representing any payment, dividend or distribution relating to any Collateral or to take any other action to enforce, collect or compromise any of the Collateral; (b) to transfer any Collateral (including converting physical certificates to book-entry holdings) into the name of Bank or its nominee or any broker-dealer (which may be an affiliate of Bank) and to execute any control agreement covering any Collateral on Pledgor's behalf and as attorney-in-fact for Pledgor in order to perfect Bank's first priority and continuing security interest in the Collateral and in order to provide Bank with control of the Collateral, and Pledgor's signature on this Agreement or other authentication of this Agreement shall constitute an irrevocable direction by Pledgor to any bank, custodian, broker dealer, any other securities intermediary or commodity intermediary holding any Collateral or any issuer of any letters of credit to comply with any instructions or entitlement orders, of Bank without further consent of Pledgor; (c) to participate in any recapitalization, reclassification, reorganization, consolidation, redemption, stock split, merger or liquidation of any issuer of securities which constitute Collateral, and in connection therewith Bank may deposit or surrender control of the Collateral, accept money or other property in exchange for the Collateral, and take such action as it deems proper in connection therewith, and any money or property received on account of or in exchange for the Collateral shall be applied to the Indebtedness or held by Bank thereafter as Collateral pursuant to the provisions hereof; (d) to exercise any right, privilege or option pertaining to any Collateral, but Bank has no obligation to do so; (e) to file any claims, take any actions or institute any proceedings which Bank determines to be necessary or appropriate to collect or preserve the Collateral or to enforce Bank's rights with respect to the Collateral; (f) to execute in the name or otherwise authenticate on behalf of Pledgor any record reasonably believed necessary or appropriate by Bank for compliance with laws, rules or regulations applicable to any Collateral, or in connection with exercising Bank's rights under this Agreement; (g) to file any financing statement relating to this Agreement electronically, and Bank's transmission of Pledgor's signature on and authentication of the financing statement shall constitute Pledgor's signature on and authentication of the financing statement; (h) to make any compromise or settlement it deems desirable or proper with reference to the Collateral; (i) to do and take any and all actions with respect to the Collateral and to perform any of Pledgor's obligations under this Agreement; I(j) to close out or otherwise terminate any calls, puts or other options in the account, and (k) to execute any documentation reasonably believed necessary by Bank for compliance with Rule 144 or any other restrictions, laws, rules or regulations applicable to any Collateral hereunder that constitutes restricted or control securities under the securities laws. The foregoing appointments are irrevocable and coupled with an interest and shall survive the death or disability of Pledgor and shall not be revoked without Bank's written consent. To the extent permitted by law, Pledgor hereby ratifies all said attorney-in-fact shall lawfully do by virtue hereof.

7. VOTING RIGHTS.

(a) So long as no Event of Default shall have occurred and is continuing and Bank has not delivered the notice specified in subsection (b) below, Pledgor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement or any document or agreement executed in connection herewith.

(b) Upon the occurrence and during the continuance of an Event of Default, at the option of Bank exercised in a writing sent to Pledgor, all rights of Pledgor to exercise the voting and other consensual rights which it would otherwise be entitled to exercise pursuant to subsection (a) above shall cease, and Bank shall thereupon have the sole right to exercise such voting and other consensual rights.

8. EVENTS OF DEFAULT; REMEDIES.

(a) Any one or more of the following shall be a default hereunder (each an, "Event of Default"):

(i) Pledgor or any Debtor fails to pay any Indebtedness when due, after giving effect to any applicable grace period.

(ii) Pledgor or any Debtor fails to cure a breach of any collateral maintenance provisions set forth in this Agreement or in any agreement governing or executed or delivered in connection with any Indebtedness within the applicable cure period specified therein.

(iii) Pledgor or any Debtor breaches any term, provision, warranty or representation under this Agreement not specifically referred to in subsection (a) of this Section or breaches any term, provision, warranty or representation of any other agreement or instrument evidencing, securing or executed or delivered in connection with the Indebtedness beyond any grace period provided with respect thereto.

(iv) A receiver or similar official is appointed for a substantial portion of any business or other property of Pledgor, any Debtor or any guarantor of any Indebtedness, or their business is terminated, or, if Pledgor, any Debtor or any such guarantor is anything other than a natural person, such Pledgor, Debtor or guarantor is liquidated or dissolved.

(v) If Pledgor, any Debtor or any guarantor of any Indebtedness is a natural person, Pledgor, any Debtor or such guarantor dies or becomes legally incompetent.

(vi) Pledgor, any Debtor, or any guarantor of any Indebtedness files a bankruptcy petition, a bankruptcy petition is filed against any of the foregoing parties, or Pledgor, any Debtor, or any such guarantor makes a general assignment for the benefit of creditors.

(vii) Any control agreement covering any Collateral is breached, or any party to such control agreement terminates or notifies Bank or Pledgor of its intention to terminate the control agreement or denies the enforceability of the control agreement.

(viii) If any Indebtedness is an obligation or liability of any kind (including any renewals, extensions or modifications thereof) arising out of or relating to any Hedge Transaction, any termination event, event of default or other similar event occurs under such Indebtedness.

(ix) The occurrence of a default or event of default under any agreement of Pledgor, any Debtor or any other person or entity executed or delivered in connection with the Indebtedness.

(x) Any involuntary lien of any kind or character attaches to any of the Collateral, other than the Lock-Up.

(b) If an Event of Default occurs, Bank may do any one or more of the following, to the extent permitted by law:

(i) Declare any Indebtedness immediately due and payable, without notice or demand.

(ii) Exercise as to any or all of the Collateral all the rights, powers and remedies of an owner, subject to the Section entitled "VOTING RIGHTS", including without limitation, the right to close out any options held in any Account.

(iii) Enforce the security interest given hereunder pursuant to the UCC and any other applicable law.

(iv) Sell all or any part of the Collateral at public or private sale in accordance with the UCC, without advertisement, in such manner and order as Bank may elect. Bank may execute any sale of the Collateral through an affiliate of Bank and such affiliate shall be entitled to charge standard fees for such sale. Bank or any affiliate of Bank may purchase the Collateral for its own account at any such sale. Bank shall give Pledgor such notice of any public or private sale as may be required by the UCC, provided that to the extent notice of any such sale is required by the UCC or other applicable law, Pledgor agrees that at least three (3) days' notice to Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification and provided further that, if Bank fails to comply with this sentence in any respect, its liability for such failure shall be limited to the liability (if any) imposed on it as a matter of law under the UCC or other applicable law. Pledgor acknowledges that Collateral may be sold at a loss to Pledgor, and that, in such event, Bank shall have no liability or responsibility to Pledgor for such loss. Pledgor further acknowledges that a private sale may result in prices and other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agrees that no such private sale shall, to the extent permitted by applicable law, be deemed not to be "commercially reasonable" solely as a result of such prices and other sale terms. Pledgor acknowledges and agrees that Bank, in conducting a private sale, may impose such conditions as Bank deems appropriate to insure a lawful sale under the securities laws, including, without limitation, the right to approach and negotiate with only a limited number of potential purchasers, and to restrict purchasers to those who can make appropriate representations and warranties. Upon any such sale, Bank shall have the right to deliver, assign and transfer to the buyer thereof the Collateral so sold. Each buyer at any such sale shall hold the Collateral so sold absolutely and free from any claim or right of whatsoever kind, including any equity or right of redemption of Pledgor that may be waived or any other right or claim of Pledgor, and Pledgor, to the extent permitted by law, hereby specifically waives all rights of redemption, stay or appraisal that Pledgor has or may have under any law now existing or hereafter adopted.

Without limiting any other rights and remedies available to Bank, Pledgor expressly acknowledges and agrees that with respect to Collateral consisting of hedge funds and similar private investment funds, the sale of such Collateral to the issuing fund in accordance with the issuing fund's redemption practices shall be deemed to be a commercially reasonable sale of such Collateral.

(v) Enforce the security interest of Bank in any deposit account which is part of the Collateral by applying such account to the Indebtedness.

(vi) Exercise any other right or remedy provided under this Agreement, any other agreement executed or delivered in connection with this Agreement or the Indebtedness or by any applicable law.

(vii) Comply with any applicable state or federal law requirements in connection with a disposition of the Collateral and such compliance will not be considered

to affect adversely the commercial reasonableness of any sale or other disposition of the Collateral.

(viii) Sell the Collateral without giving any warranties as to the Collateral. Bank may specifically disclaim any warranties of title or the like. This procedure will not be considered to affect adversely the commercial reasonableness of any sale or other disposition of the Collateral.

Pledgor agrees that the Collateral may be sold as provided for in this Pledge Agreement and expressly waives any rights of notice of sale, advertisement procedures, or related provisions granted under applicable law, including the New York Lien Law. All cash proceeds received by or on behalf of Bank in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may, following the payment of the fees and expenses of Bank, be held by Bank as collateral for, and/or then or at any time thereafter applied in whole or in part by Bank to, the Indebtedness (including, without limitation, the undrawn amount of any letters of credit) in such order as Bank may elect. Any surplus of such cash or cash proceeds held by or on behalf of Bank and remaining after payment in full of all the Indebtedness shall be paid to Pledgor. Upon the sale of any Collateral not denominated in U.S. Dollars, Bank shall convert such proceeds to the U.S. Dollar equivalent at the spot rate of Bank for such currency or pursuant to such other rate of exchange as Bank may determine in its reasonable discretion. If the proceeds of sale, collection or other realization of or upon the Collateral pursuant to this Section are insufficient to cover the costs and expenses of such realization and the payment in full of all Indebtedness, Pledgor and Debtor shall remain liable for any deficiency to the extent Pledgor and Debtor are obligated therefor under the other documents executed in connection with the Indebtedness and this Agreement.

9. RIGHT TO CURE; LIMITATION ON BANK'S DUTIES. If Pledgor fails to perform any agreement contained herein, Bank may perform or cause performance of such agreement and the expenses of Bank incurred in connection therewith shall be payable by Pledgor or Debtor under the Section entitled "COSTS". Any powers conferred on Bank hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for reasonable care in the custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, Bank shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral. Bank shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which Bank accords its own property, it being understood that Bank shall not have any responsibility for (a) ascertaining, exercising or taking other action or giving Pledgor notice with respect to subscription rights, calls, conversions, exchanges, maturities, lenders or other matters relative to any Collateral, whether or not Bank has or is deemed to have knowledge of such matters, or (b) taking any necessary steps to preserve rights against any parties with respect to any Collateral. Bank shall not be liable for any loss to the Collateral resulting from acts of God, war, civil commotion, fire, earthquake, or other disaster or for any other loss or damage to the Collateral except to the extent such loss is determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from Bank's gross negligence or willful misconduct.

10. WAIVERS. Bank shall be under no duty or obligation whatsoever and Pledgor waives any right to require Bank to (i) make or give any presentment, demands for performances, notices of nonperformance, protests, notices of protest or notices of dishonor in connection with any obligations or evidences of indebtedness held by Bank as Collateral, or in connection with any obligation or evidences of indebtedness which constitute in whole or in part the Indebtedness, (ii) proceed against any person or entity, (iii) proceed against or exhaust any collateral, or (iv) pursue any other remedy in Bank's power; and Pledgor waives any defense arising by reason of any disability or other defense of Debtor or any other person, or by reason of the cessation from any cause whatsoever of the liability of Debtor or any other person. Until the Indebtedness is paid in full, Pledgor waives any right of subrogation, reimbursement, indemnification, and contribution (contractual, statutory or otherwise), including without limitation any claim or right of subrogation under the Bankruptcy Code (Title 11 of the U.S. Code) or any successor statute, arising from the existence or performance of this Agreement, and Pledgor waives any right to enforce any remedy which Bank now has or may hereafter have against Debtor or against any other person and waives any benefit of and any right to participate in any Collateral or security whatsoever now or hereafter held by Bank. If Pledgor is not also a Debtor with respect to a specified Indebtedness, Pledgor authorizes Bank without notice or demand and without affecting Pledgor's liability hereunder, from time to time to: (i) renew, extend, accelerate or otherwise change the time for payment

of or otherwise change the terms of the Indebtedness or any part thereof, including increase or decrease of the rate of interest thereon; (ii) take and hold security, other than the Collateral, for the payment of the Indebtedness or any part thereof, and exchange, enforce, waive and release the Collateral or any part thereof or any such other security; and (iii) release or substitute Debtor or any one or more of them, or any of the endorsers or guarantors of the Indebtedness or any part thereof, or any other parties thereto and Pledgor consents to the taking of, or failure to take, any action by Bank which might in any manner or to any extent vary the risks of Pledgor under this Agreement or which, but for this provision, might operate as a discharge of Pledgor. Pledgor agrees that it is solely responsible for keeping itself informed as to the financial condition of Debtor and of all circumstances which bear upon the risk of nonpayment or the risk of a margin call or liquidation of the Collateral.

11. TRANSFER, DELIVERY AND RETURN OF COLLATERAL.

(a) Pledgor shall immediately deliver or cause to be delivered to Bank (or the Securities Intermediary, if any) (i) any certificates or instruments now or hereafter representing or evidencing Collateral and such certificates and instruments shall be in suitable form for transfer without restriction or stop order by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank in form and substance satisfactory to Bank, and (ii) in the same form as received (with any necessary endorsement), all dividends and other distributions paid or payable in cash in respect of any Collateral and any such amounts, if received by Pledgor, shall be received in trust for the benefit of Bank and be segregated from the other property or funds of Pledgor.

(b) Bank may at any time deliver the Collateral or any part thereof to Pledgor and the receipt by Pledgor shall be a complete and full acquittance for the Collateral so delivered, and Bank shall thereafter be discharged from any liability or responsibility therefor.

(c) Upon the transfer of all or any part of the Indebtedness, Bank may transfer all or any part of the Collateral and shall be fully discharged thereafter from all liability and responsibility with respect to such Collateral so transferred, and the transferee shall be vested with all the rights and powers of Bank hereunder with respect to such Collateral so transferred; but with respect to any Collateral not so transferred Bank shall retain all rights and powers hereby given. Pledgor agrees that Bank may disclose to any prospective purchaser or transferee and any purchaser or transferee of all or part of the Indebtedness any and all information in Bank's possession concerning Pledgor, this Agreement and the Collateral.

12. CONTINUING AGREEMENT AND POWERS.

(a) This is a continuing Agreement and all the rights, powers and remedies hereunder shall, unless otherwise limited herein, apply to all past, present and future Indebtedness of Debtor or any one or more of them to Bank, including that arising under successive transactions which shall either continue the Indebtedness, increase or decrease it, or from time to time create new Indebtedness after all or any prior Indebtedness has been satisfied, and notwithstanding the death, incapacity, cessation of business, dissolution or bankruptcy of Debtor or any one or more of them, or any other event or proceeding affecting Debtor or any one or more of them.

(b) Until all Indebtedness shall have been paid in full and Bank shall have no obligation to extend credit to any Debtor, the power of sale and all other rights, powers and remedies granted to Bank hereunder shall continue to exist and may be exercised by Bank at the time specified hereunder irrespective of the fact that the Indebtedness or any part thereof may have become barred by any statute of limitations, or that the personal liability of Debtor or any one or more of them may have ceased. Pledgor waives the benefit of any statute of limitations as applied to this Agreement.

13. SECURITIES INTERMEDIARY. If permitted by Bank, some or all of the Collateral may be held at a broker or other securities intermediary (the "Securities Intermediary"). Pledgor shall pay to the Securities Intermediary any charges or costs imposed by the Securities Intermediary. Pledgor at no time shall request that the Securities Intermediary release any Collateral to Pledgor, except as expressly permitted by Bank. Bank may require that Pledgor obtain a control agreement, signed by the Securities Intermediary, in form and substance acceptable to Bank. Bank may, at any time but in accordance with the terms of this Agreement and any control agreement, require the Securities Intermediary to do any or all of the following: (a) disburse any or all of the Collateral to Bank; (b) allow Bank (and not Pledgor) to exercise any rights relating to the Collateral; (c) sell some or all of the Collateral and remit the sales proceeds (less the Securities Intermediary's normal sales charge) to Bank; and (d) buy and sell Collateral only upon the instructions of Bank (and not Pledgor). If Bank assigns or transfers its rights under this Agreement and Bank is the Securities Intermediary for any or all of the Collateral, Pledgor agrees that Bank, in such capacity, is irrevocably directed by Pledgor to comply with instructions or entitlement orders with respect to such Collateral originated by any assignee or transferee of this Agreement without further consent of Pledgor.

14. COSTS. To the extent permitted by law, all advances, charges, costs and expenses, including reasonable attorneys' fees, incurred or paid by Bank in exercising any right, power or remedy conferred by this Agreement or in the enforcement thereof, and including the charges and expenses of Bank's custody unit or of any Securities Intermediary, shall become a part of the Indebtedness secured hereunder and shall be paid to Bank by Debtor and Pledgor immediately and without demand, with interest thereon at an annual rate equal to the highest rate of interest of any Indebtedness secured by this Agreement (or, if there is no such interest rate, at the maximum interest rate permitted by law for interest on judgments). Such costs and attorneys' fees shall include the allocated cost of in-house counsel to the extent permitted by law.

15. NOTICES. Unless otherwise provided or agreed to herein or required by law, notice and communications provided for in this Agreement shall be in writing and shall be mailed, telecopied or delivered to Pledgor to the address for notices set forth for Pledgor below or across from its signature below or at such other address or facsimile number as shall be designated by Pledgor in a written notice to Bank at the address for notices set forth for Bank below or across from Bank's signature below. In addition, any such written notice to Pledgor may be telecopied to Pledgor at the facsimile number for notices designated by Pledgor in a written notice to Bank at the address for notices specified above. If Pledgor's address is not entered below and Pledgor has not otherwise designated such address or designated a facsimile number to Bank in writing as provided above, then the address and/or facsimile number for Pledgor in Bank's records shall be deemed the address or facsimile for notices to Pledgor. Notices and other communications sent by (a) first class mail shall be deemed delivered on the earlier of actual receipt or on the fourth business day after deposit in the U.S. mail, postage prepaid, (b) overnight courier shall be deemed delivered on the next business day after deposit with the overnight courier, (c) facsimile shall be deemed delivered when transmitted and (d) any other method, shall be deemed delivered when delivered. To the extent that oral notification is provided for or agreed to herein, such oral notification may be made by telephone to any of the number(s) set forth on the signature page for Pledgor; provided that any oral notification in person or at any other telephone number shall constitute notification hereunder.

16. <u>WAIVER OF JURY TRIAL</u>. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER DOCUMENTS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION AND (c) CERTIFIES THAT THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE.

17. <u>Waiver of Class Actions</u>. The terms "Claim" or "Claims" refer to any disputes,

controversies, claims, counterclaims, allegations of liability, theories of damage, or defenses between Bank of America, N.A., its subsidiaries and affiliates, on the one hand, and the other parties to this Agreement, on the other hand (all of the foregoing each being referred to as a "Party" and collectively as the "Parties"). Whether in state court, federal court, or any other venue, jurisdiction, or before any tribunal, the Parties agree that all aspects of litigation and trial of any Claim will take place without resort to any form of class or representative action. Thus the Parties may only bring Claims against each other in an individual capacity and waive any right they may have to do so as a class representative or a class member in a class or representative action. **THIS CLASS ACTION WAIVER PRECLUDES ANY PARTY FROM PARTICIPATING IN OR BEING REPRESENTED IN ANY CLASS OR REPRESENTATIVE ACTION REGARDING A CLAIM.**

18. INDEMNITY. Pledgor shall indemnify, hold harmless and defend Bank and its directors, officers, agents and employees, from and against any and all claims, actions, obligations, liabilities and expenses, including defense costs, investigative fees and costs, and legal fees and damages arising from their execution of or performance under this Agreement or any control agreement executed by Bank in connection with the Collateral, except to the extent that such claim, action, obligation, liability or expense is determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such indemnified person. This indemnification shall survive the termination of this Agreement.

19. MISCELLANEOUS.

(a) This Agreement (i) may be waived, altered, modified or amended only by an instrument in writing, duly executed by the party or parties sought to be charged or bound thereby, and (ii) may be executed in any number of identical counterparts, each of which shall be deemed an original for all purposes and all of which constitute, collectively, one agreement; but, in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart. Any waiver, express or implied, of any provision hereof and any delay or failure by Bank to enforce any provision shall not preclude Bank from enforcing any such provision thereafter.

(b) Pledgor hereby irrevocably authorizes Bank to file one or more financing statements describing all or part of the Collateral in any filing office or jurisdiction as Bank may determine in its sole discretion, and continuation statements, or amendments thereto, relative to all or part of the Collateral as authorized by applicable law. Such financing statements, continuation statements and amendments will contain any other information required by the UCC for the sufficiency or filing office acceptance of any financing statement, continuation statement or amendment, including whether Pledgor is an organization, the type of organization and any organizational identification number issued to Pledgor. Pledgor agrees to furnish any such information to Bank promptly upon request. Pledgor also ratifies its authorization for Bank to have filed any initial financing statement or amendments thereto filed prior to the date hereof.

(c) From time to time, Pledgor and Debtor shall, at the request of Bank, execute such other agreements, documents or instruments or take any other actions in connection with this Agreement as Bank may reasonably deem necessary to evidence or perfect the security interests granted herein, to maintain the first priority of the security interests, or to effectuate the rights granted to Bank herein, but their failure to do so shall not limit or affect any security interest or any other rights of Bank in and to the Collateral. Pledgor will execute and deliver to Bank any stock powers, instructions to any securities intermediary, issuer or transfer agent, proxies, or any other documents of transfer that Bank requests in order to perfect, obtain control or otherwise protect Bank's security interest in the Collateral or to effect Bank's rights under this Agreement. Such powers or documents may be executed in blank or completed prior to execution, as requested by Bank.

(d) Except to the extent that any law of the United States may apply, this Agreement shall be governed and interpreted according to the laws of the State of New York (the "Governing Law State"), without regard to any choice of law, rules or principles to the contrary. Nothing in this paragraph shall be construed to limit or otherwise affect any rights or remedies of Bank under federal law.

20. <u>FINAL AGREEMENT</u>. **BY SIGNING THIS DOCUMENT EACH PARTY REPRESENTS AND AGREES THAT: (A) THIS DOCUMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF, (B) THIS DOCUMENT SUPERSEDES ANY COMMITMENT LETTER, TERM SHEET, OR OTHER WRITTEN OUTLINE OF TERMS AND CONDITIONS RELATING TO THE SUBJECT MATTER HEREOF, UNLESS SUCH COMMITMENT LETTER, TERM SHEET, OR OTHER WRITTEN OUTLINE OF TERMS AND CONDITIONS EXPRESSLY PROVIDES TO THE CONTRARY, (C) THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES, AND (D) THIS DOCUMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS OF THE PARTIES.**

The parties executed this Agreement as of December 16, 2021, intending to create an instrument executed under seal.

BANK:

BANK OF AMERICA, N.A.

By:____________________________
Print Name and Title: Jane R. Heller, Managing Director

Address:
Document Retention
Bank of America, Gateway Village-900 Building
NC1-026-06-06
900 W. Trade Street
Charlotte, NC 28255

Pledgor's Principal Office

340 Royal Poinciana Way, Suite 317-250
Palm Beach, Florida 33480

PLEDGOR:

Kanders SAF, LLC

By: ____________________________ **[(Seal)]**
Signature
Warren B. Kanders, Member
Printed Name and Title

Federal law requires Bank of America, N.A. (the "Bank") to provide the following two notices. The notices are not part of the foregoing agreement or instrument and may not be altered. Please read the notices carefully.

These notices apply only to individual Borrowers or Guarantors and individuals who are pledging collateral, granting a lien on real property or are otherwise obligated to the Bank ("Obligors"):

(1) AFFILIATE SHARING NOTICE

From time to time the Bank may share information about the Obligor's experience with Bank of America Corporation (or any successor company) and its subsidiaries and affiliated companies (the "Affiliates"), including, but not limited to, the Bank of America Companies listed in notice #2 below. The Bank may also share with the Affiliates credit-related information contained in any applications, from credit reports and information it may obtain about the Obligor from outside sources.

If the Obligor is an individual, the Obligor may instruct the Bank not to share this information with the Affiliates. The Obligor can make this election by (1) visiting the Bank online at bankofamerica.com/privacy or (2) calling the Bank toll-free at 888.341.5000. To help the Bank complete the Obligor's request, the Obligor should include the Obligor's name, address, phone number, account number(s) and social security number.

If the Obligor makes this election, certain products or services may not be made available to the Obligor. This request will apply to information from applications, consumer reports and other outside sources only. Through the normal course of doing business, including servicing the Obligor's accounts and better serving the Obligor's financial needs, the Bank will continue to share transaction and account experience information, as well as other general information among the Affiliates.

(2) AFFILIATE MARKETING NOTICE – YOUR CHOICE TO LIMIT MARKETING

- The Bank of America companies listed below are providing this notice #2.
- Federal law gives you the right to limit some but not all marketing from all the Bank of America affiliated companies. Federal law also requires us to give you this notice to tell you about your choice to limit marketing from all the Bank of America affiliated companies.
- You may limit all the Bank of America affiliated companies, such as the banking, loan, credit card, insurance and securities companies, from marketing their products or services to you based upon your personal information that they receive from other Bank of America companies. This information includes your income, your account history, and your credit score.
- Your choice to limit marketing offers from all the Bank of America affiliated companies will apply for at least 5 years from when you tell us your choice. Before your choice to limit marketing expires, you will receive a renewal notice that will allow you to continue to limit marketing offers from all the Bank of America affiliated companies for at least another 5 years.
- You may tell us your choice to limit marketing offers and you may tell us the choices for other customers who are joint account holders with you.
- This limitation will not apply in certain circumstances, such as when you have an account or service relationship with the Bank of America company that is marketing to you.
- For individuals with business purpose accounts, this limitation will only apply to marketing to individuals and not marketing to a business.

To limit marketing offers, contact us at 888.341.5000

Bank of America Companies:

This notice applies to all Bank of America entities that utilize the names:

Bank of America

Banc of America
U.S. Trust
Merrill Lynch

These entities include banks and trust companies; credit card companies; brokerage and investment companies; insurance and annuities companies; and real estate companies. In addition, this notice applies to the following Bank of America companies:

Managed Account Advisors LLC
General Fidelity Life Insurance Company
NationsCredit Financial Services Corporation
BAL Corporate Aviation, LLC
BAL Energy Holding, LLC
BAL Energy Management II, LLC
BAL Investment & Advisory, Inc.

Exhibit A to Pledge Agreement

Description of Collateral

1. All of the accounts specified below (the "Accounts"):

   (a) The following listed account(s):

      (i) Account number(s)/account number 5AX-04446 maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated in the name of Pledgor, for the benefit of Pledgor, or as a collateral account of Bank for Pledgor..

      It is contemplated by the parties that Pledgor may, from time to time pledge additional account(s) maintained with Bank and all property and assets held, maintained or administered therein, or credited thereto, and all proceeds thereof as security for the Indebtedness and Bank may, in its sole discretion, agree to accept such additional account(s) as Collateral and assign maximum Advance Percentage(s) and Margin Call Percentage(s) to such accounts. At the time of each addition of any account(s) as Collateral, the account(s) added as Collateral shall be identified on a Pledge Certificate substantially in the form of the Pledge Certificate attached hereto as Schedule 1 (each a "Pledge Certificate"), signed by Pledgor and delivered to and accepted by Bank in writing. All such Additional Collateral Accounts shall be deemed to be "Accounts" and "Collateral" as defined in this Agreement. Bank shall have no obligation to obtain the consent, or give notice to, Pledgor , of any addition of any account(s) as Collateral.

   (b) All successor accounts, regardless of the numbers of such accounts or the offices at which such accounts are maintained, including any linked or related deposit or securities accounts held by any affiliate of Bank of America Corporation receiving assets or proceeds of the accounts described above or any related account held by any entity as clearing broker for any of the accounts.

2. All rights of Pledgor in connection with the Accounts, including any rights against any securities intermediary, any such affiliate of Bank of America Corporation or any clearing broker in connection with the Accounts.

3. All investment property, security entitlements, financial assets, certificated securities, uncertificated securities, money, deposit accounts, instruments, certificates of deposit, general intangibles, puts, calls and options and all other investments or property of any sort now or hereafter held, maintained or administered in, or credited to, the Accounts; but excluding collective investment funds managed by Bank, including without limitation any interest in variable amount notes, commonly known as "master notes"; and excluding anything construed as real property under applicable state law.

4. All rights of Pledgor under any agreement between Pledgor and Bank or any of its affiliates, now existing or hereafter entered into, which provides for an interest rate, credit, commodity or equity swap, cap, floor, collar, forward foreign exchange transaction, currency swap, cross currency rate swap, currency option, securities puts, calls, collars, options or forwards or any combination of, or option with respect to, these or similar transactions, including, without limitation, any right to payment thereunder.

5. All present and future income, proceeds (including identifiable cash proceeds), earnings, increases, and substitutions from or for the Collateral of every kind and nature, including without limitation all payments, interest, profits, distributions, benefits, rights, options, warrants, dividends, stock dividends, stock splits, stock rights, regulatory dividends, subscriptions, monies, claims for money due and to become due, proceeds of any insurance on the Collateral, shares of stock of different par value or no par value issued in substitution or exchange for shares included in the Collateral, and all other property Pledgor is entitled to receive on account of such Collateral, including accounts, documents, instruments, chattel paper, and general intangibles.

SCHEDULE 1 to Exhibit A to PLEDGE AGREEMENT

FORM OF PLEDGE CERTIFICATE

Reference is hereby made to that certain Pledge Agreement dated as of December 16, 2021 (the "Pledge Agreement"), between the undersigned (Pledgor) and Bank. This Pledge Certificate is delivered pursuant to paragraph 1(a) of Exhibit A to Pledge Agreement (Description of Collateral). All capitalized terms used and not otherwise defined herein shall have their respective meanings as set forth in the Pledge Agreement.

Pledgor hereby certifies that concurrently with the delivery of this Pledge Certificate:

Pledgor is designating the following account(s) held by Bank (collectively, the "Additional Collateral Accounts") as an Account and Collateral with the corresponding maximum Advance Percentage(s) and Margin Call Percentage(s) specified in the Collateral Table in Section 3 of the Pledge Agreement for each category of Eligible Collateral held therein):

Accounts with
Bank of America, N.A.
with acct. nos.
ending as follows:

a) _________
b) _________
c) _________

Pledgor hereby irrevocably and unconditionally grants a security interest in, a lien upon and the right of set-off against, and assigns and transfers to Bank the above listed Additional Collateral Accounts and all property and assets held, maintained or administered therein, or credited thereto, and all proceeds thereof to secure the Indebtedness. Pledgor acknowledges and agrees that the "Accounts" and "Collateral" covered by and further described in the Pledge Agreement includes, without limitation, such Additional Collateral Accounts. Pledgor hereby represents and warrants that all of the representations and warranties contained in the Pledge Agreement are true and correct in all material respects, on the date hereof as though made as of the date hereof. Pledgor acknowledges and agrees that each Additional Collateral Account listed above shall be covered by, and subject to, each letter of direction regarding any Account constituting Collateral and each Disclosure, Release and Indemnification and/or Waiver of Conflict of Interest, Acknowledgement and Release previously executed by Pledgor in favor of Bank with respect to each such Account. Except as expressly set forth above, the Pledge Agreement shall continue in full force and effect and is herby ratified and affirmed.

Pledgor further acknowledges that this Pledge Certificate is not effective until countersigned by Bank below.

The parties executed this Pledge Certificate as of ______________, _____, intending to create an instrument executed under seal.

PLEDGOR:

Kanders SAF, LLC

By: ____________________________ (Seal)
Printed Name WARREN B KANDERS
Title MEMBER

BANK:

BANK OF AMERICA, N.A.

By____________________________
Printed Name: __________________
Title: __________________________

EXHIBIT B TO PLEDGE AGREEMENT

Rule 144/145 Securities

This EXHIBIT B is dated December 16, 2021 and is attached to and becomes a part of the Pledge Agreement dated as of December 16, 2021 between the undersigned Pledgor and Bank (the "Pledge Agreement"). All capitalized terms used and not otherwise defined herein shall have their respective meanings as set forth in the Pledge Agreement.

Rule 144/145 Securities:

Issuer	Stock Cert. #	Number of Shares	Indicate Restricted and/or Control Stock	From Whom and How Acquired	Date Fully Paid for
Cadre Holdings Inc.	N/A	4,000,000	Restricted and Controlled	Distribution from Maui Holdings LLC, former holding company of Issuer	

A. Total number of securities of same class as Rule 144/145 Securities owned by Pledgor: **15,866,703**

B. Total number of securities of same class as Rule 144/145 Securities owned by Pledgor (directly and indirectly): **15,866,703**

C. Total number of securities of all classes of issuer owned by Pledgor: **15,866,703**

D. Total number of securities of all classes of issuer owned by Pledgor (directly and indirectly): **15,866,703**

E. Other persons/entities which must be aggregated with Pledgor for purposes of Rule 144:

Warren B. Kanders Roth IRA
Allison S. Kanders Roth IRA

In Witness Whereof, Pledgor has executed this Exhibit B (by its duly authorized officer as of December 16, 2021, intending to create an instrument executed under seal.

Kanders SAF, LLC

By: ______________________________(Seal)
Warren B. Kanders, Member